Registration No. 333-85488
Filed Pursuant to Rule 424(b)(5)

John Hancock Life Insurance Company

SignatureNotessm

With Maturities of Twelve Months or More from Date of Issue

Pricing Supplement No: 10	Trade Date: 10/24/02
(To Prospectus dated July 22, 2002)	Issue Date: 10/29/02

The date of this Pricing Supplement is October 24, 2002

INVESTING IN THESE FLOATING RATE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION OF THIS PRICING SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS.

CUSIP or Common Code.	41013MBX7

Price to Public	100% of the principal amount

Proceeds to Issuer.	$886,848.00

Discounts and Commissions	0.800%

Reallowance	0.150%

Dealer	99.350%

Maturity Date.	10/15/06

Stated Annual Interest Rate.	Floating Rate Note

Interest Reset Periods.	Quarterly, commencing on the 15th day of January, April, July and October (or, if such day is not a Business Day, the next following Business Day)

Interest Reset Dates	The 15th day of January, April, July and October (or, if such day is not a Business Day, on the next following Business Day)

Day Count Convention.	Actual/Actual

Interest Rate Basis	Treasury Rate, as defined in this Pricing Supplement

Index Maturity.	3 month

Spread.	+ 0.60%

Initial Interest Rate	2.28913%

Maximum Interest Rate	6.00% per annum with respect to each Interest Reset Period

Minimum Interest Rate	N/A

Interest Payment Frequency and Dates.	Quarterly, on the 15th day of January, April, July and October (or, if such day is not a Business Day, the next following Business Day)

First Interest Payment Date.	January 15, 2003

Survivor’s Option	Yes

Callable By Issuer	No

If Callable by Issuer, dates and terms of redemption (including redemption price)	N/A

Additional Amounts	N/A

Original Issue Discount	N/A

Other Material Terms (if any):

Calculation Agent	JPMorgan Chase Bank

All determinations made by the calculation agent will
be at the sole discretion of the calculation agent
and, absent manifest error, will be conclusive for all
purposes and binding on the Issuer and beneficial owners of the notes.

All percentages resulting from any calculation on the notes
will be rounded to the nearest one hundred-thousandth of a
percentage point, with five one-millionths of a percentage
point rounded upwards, e.g., 9.876545% (or .09876545) would
be rounded to 9.87655% (or .0987655). All dollar amounts
used in or resulting from this calculation will be rounded
to the nearest cent with one-half cent being rounded upwards.

This Pricing Supplement supplements the Prospectus dated July 22, 2002 (the “Prospectus”) relating to SignatureNotes issued by us, John Hancock Life Insurance Company. Capitalized terms which are not defined in this Pricing Supplement have the meanings given to them in the Prospectus.

RISK FACTORS

Your investment in the notes will involve a number of risks. You should consider carefully the following risks, as well as the risks described in the accompanying Prospectus, before you decide that an investment in the notes is suitable for you. You should consult your own financial, tax and legal advisors regarding the risks and suitability of an investment in the notes in light of your particular circumstances.

Because the Notes Bear Interest at a Floating Rate, You May Receive a Lower Amount of Interest in the Future

Because the interest rate on the notes is indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the applicable interest rate and the possibility that, in the future, you will receive a lower amount of interest. We have no control over matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Because the Interest Rate on the Notes is Subject to a Maximum Interest Rate, Your Return Will be Limited

Because the notes are subject to a Maximum Interest Rate, as defined below, the rate of interest that will accrue on the notes during any Interest Reset Period, as defined below, will never exceed 6.00% per annum. Conversely, however, there is no Minimum Interest Rate applicable to the notes.

DESCRIPTION OF THE NOTES

The notes described in this Pricing Supplement are issued as a tranche of debt securities under the indenture dated as of June 15, 2002, as amended (the “Indenture”), between us and JPMorgan Chase Bank, as trustee, which Indenture is more fully described in the Prospectus. The Indenture is, and any notes issued under the Indenture will be, governed by and construed in accordance with the laws of the State of New York.

Interest on Floating Rate Notes

Interest Accrual and Payments.    Interest will be payable in arrears on each Interest Payment Date and at maturity. The dates specified above under the heading “Interest Payment Frequency and Dates” are the dates on which interest will be payable. If any Interest Payment Date, other than an Interest Payment Date at maturity, would otherwise be a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day and interest shall continue to accrue until paid or made available for payment. If the maturity of the note falls on a day that is not a Business Day, we will make the required payment of principal and interest on the next succeeding Business Day; however, no additional interest on such payment will accrue for the period from and after the maturity date.

With respect to each $1,000 principal amount of notes, accrued interest is calculated by multiplying the principal amount by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year. Interest payments on each $1,000 principal amount of notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or made available for payment, or from and including the Issue Date if no interest has been paid or made available for payment, to but excluding the related Interest Payment Date or maturity date, as the case may be.

Interest Rates.    Each $1,000 principal amount of notes will bear interest from the Issue Date at the applicable interest rates determined in accordance with the procedures described in this Pricing Supplement, until the principal of the note is paid or made available for payment. The interest rate in effect for the period from the Issue Date to but excluding the first Interest Payment Date will be the Initial Interest Rate. The interest rate will be reset on each Interest Reset Date, commencing with the first Interest Reset Date, which is January 15, 2003. The interest rate determined on an Interest Reset Date will be effective for the Interest Reset Period commencing on that day and ending on (and including) the day immediately preceding the next following Interest Payment Date.

As reset on each Interest Reset Date, the interest rate borne by each $1,000 principal amount of notes shall be determined by reference to the Interest Rate Basis specified in this Pricing Supplement, plus or minus the Spread specified in this Pricing Supplement, subject to the Maximum Interest Rate. For example, if for any Interest Reset Date the result of the Interest Rate Basis and the Spread exceeded the Maximum Interest Rate, the interest rate applicable to the notes for that Interest Reset Period would be the Maximum Interest Rate of 6.00% per annum. As used in this Pricing Supplement, the “Interest Rate Basis” means the Treasury Rate as defined below. As used in this Pricing Supplement, the “Spread” means 60 basis points (0.60%), which is to be added to the Interest Rate Basis.

Interest Reset Dates.    The dates specified above under the heading “Interest Reset Dates” are the dates on which the interest rate will be reset, and each is referred to as an “Interest Reset Date”. If any Interest Reset Date for the notes would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day. An “Interest Reset Period” shall be the period from and including the most recent Interest Payment Date to but excluding the immediately succeeding Interest Payment Date or maturity date, as the case may be.

Maximum and Minimum Interest Rates.    The notes described in this Pricing Supplement have a Maximum Interest Rate of 6.00% per annum, but do not have a Minimum Interest Rate.

Calculation Agent.    JPMorgan Chase Bank will be the calculation agent and will determine the applicable interest rate on each Interest Reset Date. Upon the request of the holder of the notes, the calculation agent will provide the interest rate then in effect.

Treasury Rate.    “Treasury Rate” means:

(1)
the Bond Equivalent Yield of the most recently reported rate for “Treasury bills (secondary market)” having the Index Maturity specified on the first page of this Pricing Supplement, as published in the Federal Reserve Statistical Release H.15 Daily Update (available at www.federalreserve.gov/releases/h15/update, or other recognized electronic source used for the purpose of displaying the applicable rates and yields) on the applicable Interest Reset Date, or

(2)
if H.15 Daily Update is not published by 3:00 P.M., New York City time on the Interest Reset Date, the Bond Equivalent Yield of the most recently reported rate for “Treasury bills (secondary market)” having the Index Maturity specified on the first page of this Pricing Supplement, as published in H.15 Daily Update on a Business Day which is closest to, but not more than four (4) Business Days prior to, the Interest Reset Date, or

(3)
if H.15 Daily Update is not published on any of the four (4) Business Days immediately preceding the Interest Reset Date, the Bond Equivalent Yield of the most recently reported daily rate for “Treasury bills (secondary market)” having the Index Maturity specified on the first page of this Pricing Supplement, as most recently published in the Federal Reserve Statistical Release H.15(519) on the Interest Reset Date, or if not published on such date then as published on a Business Day which is closest to, but not more than five (5) Business Days prior to, the Interest Reset Date, or

(4)
if the rate referred to in clause (3) is not published by 3:00 P.M., New York City time, on the Interest Reset Date, the rate from the most recent auction of direct obligations of the United States having the Index Maturity specified on the first page of this Pricing Supplement, as reported under the caption “INVESTMENT RATE” on the display on Moneyline Telerate or any successor service on page 56 or any other page as may replace page 56 on that service or page 57 or any other page as may replace page 57 on that service, or

(5)
if the rate referred to in clause (4) is not published by 3:00 P.M., New York City time, on the related Interest Reset Date, the rate on the particular Interest Reset Date calculated by the calculation agent as the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on that Interest Reset Date, of three primary United States government securities dealers, which may include the calculation agent or its affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified on the first page of this Pricing Supplement, or

(6)	if the dealers selected by the calculation agent are not quoting as mentioned in clause (5), the Treasury Rate already in effect on the day preceding the Interest Reset Date.

“Bond Equivalent Yield” means a yield calculated in accordance with the following formula and expressed as a percentage:

                            D x N
Bond Equivalent Yield = ————— x 100
                                360-(D x M)

where “D” refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, “N” refers to 365 or 366, as the case may be, and “M” refers to the actual number of days in the applicable interest period.

“Moneyline Telerate page 56” or “Moneyline Telerate page 57” means the display on Moneyline Telerate page 56 or 57 or any successor service or page thereto for the purpose of displaying the rate for direct obligations of the United States.

“H.15(519)” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519), available through the world-wide-web site of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

UNITED STATES FEDERAL INCOME TAXATION

Under the OID Regulations (as defined in the Prospectus), the notes will be treated as providing for stated interest at a single qualified floating rate. As a result, the notes will constitute variable rate debt instruments, within the meaning of the OID Regulations. In general, under the OID Regulations, all stated interest on the notes will constitute qualified stated interest. In particular, the amount of qualified stated interest that accrues with respect to a note during any accrual period will be determined under the rules applicable to fixed rate debt instruments by assuming that the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) is a fixed rate equal to the value of the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) as of the Issue Date. The qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes contained in the section called “United States Federal Taxation” in the accompanying Prospectus.